
09055777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. Select Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Financial Plaza, Suite 216

(No. and Street)

Napa	**CA**	**94558**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Raymond **(707) 253-9953**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

Acknowledgement

State of California
County of Napa

On February 25, 2009 before me, Diane K. Henley, personally appeared Jill Raymond who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature  (Seal)


DIANE K. HENLEY
Commission # 1646660
Notary Public - California
Napa County
My Comm. Expires Feb 20, 2010

U.S. SELECT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Independent Auditors' Report

To the Member
U.S. Select Securities LLC

We have audited the accompanying statement of financial condition of U.S. Select Securities LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Select Securities LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 23, 2009

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

U.S. SELECT SUCURITIES LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 141,806
Receivables	33,077
Total assets	$ 174,883

Liabilities and Member's Equity

Liabilities	
Commissions payable	$ 104,426
Accounts payable and accrued liabilities	1,635
Total liabilities	106,061
Member's equity	68,822
Total liabilities and member's equity	$ 174,883

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

U.S. Select Securities LLC (the "Company") is a Virginia limited liability company formed on August 11, 2004. The Company is a wholly owned subsidiary of U.S. Advisors LLC ("Parent"). The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily functions as a Dealer-Manager of syndicate offerings of real estate entities sponsored by the Parent and its affiliates.

Cash

Cash consists of cash on deposit with a commercial bank. The balance may exceed federally insured limits. The Company has not experienced any losses thereon, and believes it is not exposed to any significant credit risk on cash balances.

Receivables

Receivables primarily consist of Dealer-Manager fees and commissions receivable, net of expenses payable to the Parent and other affiliates.

Accounting for Income Taxes

The Company elects to be treated as a pass-through entity and files informational income tax returns in various jurisdictions. Accordingly, there is no provision for income taxes recorded in the accompanying statement of financial condition.

Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, establishes new guidance on recognition and measurement of uncertain tax positions for financial reporting purposes. Management has elected to defer application of FIN 48 until 2009 pursuant to FASB Staff Position 48-3. Management believes the Company has no tax positions that would be subject to recognition or measurement under FIN 48 and does not expect application of FIN 48 to have a material impact on the statement of financial condition.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $35,745 which was $28,675 in excess of its required net capital of $7,070. The Company's aggregate indebtedness to net capital ratio was 2.97 to 1.

3. Related Party Transactions

During 2008, the Company provided Dealer-Manager services to various entities affiliated with the Parent. The Company has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of certain expenses allocable to its operations. As of December 31, 2008, the Company had a net receivable of $22,677 from affiliates.